Exhibit 99.1

ElectraMeccanica to Showcase Flagship SOLO EV at Advanced Clean Transportation (ACT) Expo 2021 in Long Beach, CA on Aug. 31 - Sept. 1

VANCOUVER, British Columbia, Aug. 26, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles, announced today that it will bring its flagship three-wheeled, single-occupant, SOLO EV to the Advanced Clean Transportation (ACT) Expo, the industry’s largest advanced transportation technology and clean fleet event. The Expo will be held from August 31 to September 1 at the Long Beach Convention Center. ElectraMeccanica can be found at Booth #1907 and the company is also proud to be the official sponsor of the “ACT Ride and Drive” event September 1st with SOLO test drives available to interested attendees.

ElectraMeccanica continues to educate people on new transportation options showcasing its vehicles at high-profile industry events. The company’s SOLO is the ideal solution to solve driving challenges in urban environments. The SOLO fits perfectly between micro-mobility and passenger vehicles. The “commercial and fleet” version of the SOLO is also being developed based on direct input from various prospective commercial and fleet partners.

“The ACT Expo is the ideal platform to showcase that the SOLO is not just the perfect solution for personal transportation but for commercial and fleet applications as well,” said Paul Rivera, CEO of ElectraMeccanica. “Our attendance at the event is aligned with our company mission to maximize efficiencies; visitors will see that it’s ideal for pizza, grocery, small parcel and post deliveries. The SOLO is also a great alternative for security companies and those similarly interested in single-occupant, short distance travel, who want to reduce vehicle and operational costs. We look forward to showcasing the practical benefits and versatility of the SOLO EV next week.”

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 62 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements
Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo

R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released August 26, 2021